Exhibit 2

I.  Interim Consolidated Financial Statements, etc.
  1.  Interim Consolidated Financial Statements
   (i)  Interim Consolidated Balance Sheets

--------------------------------------------------------------------------------------------------------------------
                                                    FY2002 interim        FY2003 interim     Summary balance sheet
                                                                                                      of
                                                 (As of September 30,  (As of September 30,         FY2002
                                                        2002)                 2003)         (As of March 31, 2003)
--------------------------------------------------------------------------------------------------------------------
                                                  Amount                Amount                Amount
                                                    (in                   (in                   (in
                                                  million  Percentage   million  Percentage   million   Percentage
                                          Notes    yen)        (%)       yen)        (%)       yen)        (%)
--------------------------------------------------------------------------------------------------------------------

               (Assets)
   Cash and cash equivalents                        89,480                94,606                87,338
   Trade accounts receivable, less        Note 3    33,620                44,089                42,921
   allowance for doubtful accounts
   Inventories                                      46,588                34,346                34,995
   Deferred tax assets                              13,065                13,556                14,158
   Other current assets                              2,787                 2,251                 2,603
                                                 ------------          ------------          ------------
     Total current assets                          185,540       64.7    188,848       65.8    182,015       64.7
   Investment securities               Note 5, 7     7,882        2.7      7,480        2.6      6,928        2.5
   Property, plant and equipment, net   Note 4,     57,750       20.2     53,688       18.7     55,431       19.7
                                        8, 9, 10
   Deferred tax assets                              26,709        9.3     29,647       10.3     29,215       10.4
   Intangible assets - at cost, less   Note 8, 9     6,292        2.2      5,196        1.8      5,291        1.9
   accumulated depreciation and
   amortization

   Other assets                                      2,471        0.9      2,235        0.8      2,344        0.8
                                                 ------------          ------------          ------------
      Total assets                                 286,644      100.0    287,094      100.0    281,224      100.0
                                                 ------------          ------------          ------------

--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                    FY2002 interim        FY2003 interim     Summary balance sheet
                                                                                                      of
                                                 (As of September 30,  (As of September 30,         FY2002
                                                        2002)                 2003)         (As of March 31, 2003)
--------------------------------------------------------------------------------------------------------------------
                                                  Amount                Amount                Amount
                                                    (in                   (in                  (in
                                                  million  Percentage   million  Percentage   million   Percentage
                                          Notes    yen)        (%)       yen)       (%)         yen)        (%)
--------------------------------------------------------------------------------------------------------------------

             (Liabilities)
   Current installments of long-term    Note 7,        43                 2,243                  2,243
   debt                                    10
   Current installments of                            185                    48                    114
   obligations under capital leases
   Trade accounts payable                           8,146                16,496                 10,787
   Income taxes payable                               699                 1,963                  1,949
   Deferred tax liabilities                            40                    14                      0
   Accrued bonus                                    1,972                 1,682                  2,098
   Accrued expenses                                 7,195                 8,320                  8,811
   Accrued warranty expenses                        1,778                 2,367                  2,396
                                                ------------          ------------          -------------
     Total current liabilities                     20,058        6.9     33,133       11.6      28,398       10.1
   Long-term debt, excluding current    Note 7,    26,847        9.4     24,604        8.6      24,626        8.8
   installments                            10
   Accrued pension and severance cost              14,577        5.1     15,172        5.3      14,219        5.0
   Other long-term liabilities                      2,868        1.0      3,569        1.2       3,006        1.1
                                                ------------          ------------          -------------
     Total liabilities                             64,350       22.4     76,478       26.7      70,249       25.0
                                                ------------          ------------          -------------

          (Minority interests)
   Minority interests                                 234        0.1        313        0.1         312        0.1

         (Stockholders' equity)
   Common stock                                    32,363       11.3     32,363       11.3      32,363       11.5
   Capital surplus                                 32,973       11.5     32,973       11.5      32,973       11.7
   Retained earnings                              173,737       60.6    164,017       57.1     162,547       57.8
   Accumulated other comprehensive      Note 5,   (3,898)       (1.3)   (5,873)       (2.1)    (4,055)       (1.4)
   income (loss)                           11
   Treasury stock                                (13,115)       (4.6)  (13,177)       (4.6)   (13,165)       (4.7)
                                                ------------          ------------          -------------
     Total stockholders' equity                   222,060       77.5    210,303       73.2     210,663       74.9
                                                ------------          ------------          -------------
     Total liabilities and                        286,644      100.0    287,094      100.0     281,224      100.0
     stockholders' equity
                                                ------------          ------------          -------------

--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                    FY2002 interim        FY2003 interim             FY2002
                                          Notes  (As of September 30,  (As of September 30,  (As of March 31, 2003)
                                                        2002)                  2003)
--------------------------------------------------------------------------------------------------------------------
   Supplemental data for
   stockholders' equity
     Authorized common stock                      220,000,000 shares     220,000,000 shares    220,000,000 shares
     Issued common stock                           99,783,385 shares      99,783,385 shares     99,783,385 shares
     Treasury stock                                 1,527,656 shares       1,538,777 shares      1,537,026 shares
--------------------------------------------------------------------------------------------------------------------

       (ii) Interim Consolidated Statements of Income

--------------------------------------------------------------------------------------------------------------------
                                           FY2002 interim            FY2003 interim     Summary statement of income
                                                                                                 of FY2002
                                       (April 1, 2002 through    (April 1, 2003 through   (April 1, 2002 through
                                         September 30, 2002)       September 30, 2003)         March 31, 2003)
--------------------------------------------------------------------------------------------------------------------
                               Notes      Amount     Percentage    Amount      Percentage    Amount      Percentage
                                     (in million yen)   (%)   (in million yen)    (%)   (in million yen)    (%)
--------------------------------------------------------------------------------------------------------------------
 Net sales                                    41,113    100.0           62,286    100.0           97,740     100.0
 Cost of sales                Note 2          22,959     55.8           31,801     51.1           56,551      57.9
                              (g), 9
                                            ----------                 ---------                 ---------
   Gross profit                               18,154     44.2           30,485     48.9           41,189      42.1
 Research and development     Note 2          11,586     28.2           10,749     17.3           23,615      24.1
 expenses                     (g), 9
                              Note 2
 Selling, general and         (g,m),
 administrative expenses         9            13,523     32.9           15,297     24.5           34,317      35.1
                                            ----------                 ---------                 ---------
   Operating income (loss)                   (6,955)   (16.9)            4,439      7.1          (16,743)   (17.1)
 Other income (expense):
   Interest and dividends               228                        163                       407
   income
   Interest expense                   (247)                      (248)                     (490)
   Minority interests                  (41)                        (5)                     (107)
   Equity in earnings                     9                      (117)                     (109)
   (losses) of affiliates
   Other                                346      295      0.7    (511)   (718)    (1.1)  (1,646) (1,945)     (2.0)
                                     -----------------        ------------------        ------------------
   Income (loss) before                      (6,660)   (16.2)            3,721      6.0          (18,688)   (19.1)
   income taxes

 Income taxes                                (2,891)    (7.0)            1,268      2.1          (5,694)     (5.8)
                                            ----------                 ---------                 ---------
   Net income (loss)                         (3,769)    (9.2)            2,453      3.9          (12,994)   (13.3)

                                            ----------                 ---------                 ---------

--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                           FY2002 interim            FY2003 interim               FY2002
                                       (April 1, 2002 through    (April 1, 2003 through   (April 1, 2002 through
                                         September 30, 2002)      September 30, 2003)         March 31, 2003)
--------------------------------------------------------------------------------------------------------------------
                               Notes          Amount                    Amount                    Amount
                                             (in yen)                  (in yen)                  (in yen)
--------------------------------------------------------------------------------------------------------------------
  Net income per share        Note 13
  (Net loss per share)
    Basic                                         (38.21)                     24.96                   (131.99)
    Diluted                                       (38.21)                     24.94                   (131.99)
--------------------------------------------------------------------------------------------------------------------

       (iii) Interim Consolidated Statements of Stockholders' Equity

--------------------------------------------------------------------------------------------------------------------
                                                  FY2002 interim         FY2003 interim          Statement of
                                                                                             stockholders' equity
                                                                         (April 1, 2003            of FY2002
                                              (April 1, 2002 through         through        (April 1, 2002 through
                                               September 30, 2002)     September 30, 2003)      March 31, 2003)
--------------------------------------------------------------------------------------------------------------------
                                                     Amount                 Amount                  Amount
                                       Notes    (in million yen)       (in million yen)        (in million yen)
--------------------------------------------------------------------------------------------------------------------
  Common stock :
    Balance at beginning of period                       32,363                 32,363                  32,363
                                            ------------------------------------------------------------------------
    Balance at end of period                             32,363                 32,363                  32,363
                                            ------------------------------------------------------------------------
  Capital surplus :
    Balance at beginning of period                       32,973                 32,973                  32,973
                                            ------------------------------------------------------------------------
    Balance at end of period                             32,973                 32,973                  32,973
                                            ------------------------------------------------------------------------
  Retained earnings :
    Balance at beginning of period                      178,998                162,547                 178,998
    Net income (loss)                                   (3,769)                  2,453                (12,994)
    Cash dividends                                      (1,492)                  (983)                 (3,457)
                                            ------------------------------------------------------------------------
    Balance at end of period                            173,737                164,017                 162,547
                                            ------------------------------------------------------------------------
  Accumulated other comprehensive    Note
  income (loss) :                     5, 11
    Balance at beginning of period                      (1,184)                (4,055)                 (1,184)
    Other comprehensive income                          (2,714)                (1,818)                 (2,871)
    (loss), net of tax
                                            ------------------------------------------------------------------------
    Balance at end of period                            (3,898)                (5,873)                 (4,055)
                                            ------------------------------------------------------------------------
  Treasury stock :
    Balance at beginning of period                      (2,434)               (13,165)                 (2,434)
    Treasury stock purchased                           (10,681)                   (12)                (10,731)
                                            ------------------------------------------------------------------------
    Balance at end of period                           (13,115)               (13,177)                (13,165)
                                            ------------------------------------------------------------------------
      Total stockholders' equity                        222,060                210,303                 210,663
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                  FY2002 interim         FY2003 interim          Statement of
                                                                                             stockholders' equity
                                                                         (April 1, 2003            of FY2002
                                              (April 1, 2002 through         through        (April 1, 2002 through
                                               September 30, 2002)     September 30, 2003)      March 31, 2003)
--------------------------------------------------------------------------------------------------------------------
                                                     Amount                 Amount                  Amount
                                       Notes    (in million yen)       (in million yen)        (in million yen)
--------------------------------------------------------------------------------------------------------------------
  Disclosure of comprehensive
  income (loss) :
    Net income (loss)                                   (3,769)                  2,453                (12,994)
    Other comprehensive income       Note 11            (2,714)                (1,818)                 (2,871)
    (loss), net of tax
                                            ------------------------------------------------------------------------
    Total comprehensive income                          (6,483)                    635                (15,865)
    (loss)
--------------------------------------------------------------------------------------------------------------------

       (iv)  Interim Consolidated Statements of Cash Flows

--------------------------------------------------------------------------------------------------------------------
                                                              FY2002 interim       FY2003 interim  Summary statement of
                                                                                   (April 1, 2003  cash flows of FY2002
                                                              (April 1, 2002          through         (April 1, 2002
                                                                 through           September 30,          through
                                                           September 30, 2002)         2003)          March 31, 2003)
--------------------------------------------------------------------------------------------------------------------
                                                                 Amount               Amount              Amount
                                                     Notes  (in million yen)     (in million yen)    (in million yen)
--------------------------------------------------------------------------------------------------------------------
  I Cash flows from operating activities:
      Net income (loss)                                       (3,769)               2,453             (12,994)

      Adjustments to reconcile net income (loss) to
      net cash provided by operating activities:
        Depreciation and amortization                           5,582               4,857               10,942
        Deferred income taxes                                 (3,818)               (231)              (8,012)
        Decrease (increase) in trade                          (1,329)             (1,535)             (10,927)
        accounts receivable
        Decrease (increase) in inventories                      5,928               1,028               17,415
        Increase (decrease) in trade                            4,022               6,105                6,963
        accounts payable
        Increase (decrease) in income taxes                       628                  12                1,878
        payable
        Increase (decrease) in accrued                        (5,623)               (659)              (3,973)
        expenses and bonus
        Increase (decrease) in accrued                        (1,058)                (45)                (440)
        warranty expenses
        Other                                                   1,342               1,376                4,115
                                                         -----------------------------------------------------------
          Net cash provided by operating                        1,905              13,361                4,967
          activities
                                                         -----------------------------------------------------------
  II Cash flows from investing activities:
      Proceeds from sale of marketable                             --                 236                   --
      securities
      Proceeds from sale of non-marketable                          2                 301                    7
      securities
      Purchases of non-marketable securities                       --             (1,000)              (1,000)
      Proceeds from sale of property, plant                        83                 277                  583
      and equipment
      Purchases of intangible assets                            (551)               (135)                (947)
      Purchases of property, plant and                        (4,108)             (2,127)              (6,827)
      equipment
      Other                                                     (620)                 185                (235)
                                                         -----------------------------------------------------------
        Net cash used in investing                            (5,194)             (2,263)              (8,419)
        activities
                                                         -----------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                          FY2002 interim       FY2003 interim  Summary statement of
                                                                               (April 1, 2003  cash flows of FY2002
                                                          (April 1, 2002          through         (April 1, 2002
                                                             through           September 30,          through
                                                       September 30, 2002)         2003)          March 31, 2003)
---------------------------------------------------------------------------------------------------------------------
                                                             Amount               Amount              Amount
                                                 Notes  (in million yen)     (in million yen)    (in million yen)
---------------------------------------------------------------------------------------------------------------------
  III Cash flows from financing activities:
      Principal payments on long-term debt                       (21)                (22)                 (42)
      Payments to acquire treasury stock                     (10,681)                (12)             (10,733)
      Dividends paid                                          (1,492)               (981)              (3,453)
      Payments on obligations of newly                             --             (1,568)                   --
      consolidated subsidiary
      Other                                                     (152)                (44)                (260)
                                                        ------------------------------------------------------------
        Net cash used in financing                           (12,346)             (2,627)             (14,488)
        activities
                                                        ------------------------------------------------------------
  IV Net effect of exchange rate changes on                     (817)             (1,203)                (654)
     cash and cash equivalents
                                                        ------------------------------------------------------------
  V  Net change in cash and cash equivalents                 (16,452)               7,268             (18,594)
  VI Cash and cash equivalents at beginning                   105,932              87,338              105,932
     of period
                                                        ------------------------------------------------------------
  VII Cash and cash equivalents at end of                      89,480              94,606               87,338
      period
                                                        ------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                         FY2002 interim       FY2003 interim  Summary statement of
                                                                              (April 1, 2003  cash flows of FY2002
                                                         (April 1, 2002          through         (April 1, 2002
                                                            through           September 30,          through
                                                      September 30, 2002)         2003)          March 31, 2003)
--------------------------------------------------------------------------------------------------------------------
                                                            Amount               Amount              Amount
                                                Notes  (in million yen)     (in million yen)    (in million yen)
--------------------------------------------------------------------------------------------------------------------
  Supplemental data:

    Cash paid during the interim period and
    the year for:

       Income taxes                                             (118)               1,079                  507

       Interest                                                   239                 247                  490
--------------------------------------------------------------------------------------------------------------------

             Notes to the Interim Consolidated Financial Statements

(Note 1) Accounting Principles, Procedures and the Presentation of the Interim Consolidated Financial Statements

 (a) Terminology, Form and Method of Preparation of the Interim Consolidated Financial Statements

                  Advantest prepares these interim consolidated financial statements in accordance with the accounting principles, procedures, terminology, form and mode of preparation required in the U.S. in connection with its issuance of American Depository Shares as established under Accounting Research Bulletins ("ARB"), Accounting Principles Board ("APB") statements, Statements of Financial Accounting Standards ("SFAS") and other relevant sources. Unconsolidated financial statements of Advantest Corporation and its subsidiaries are prepared in accordance with accounting principles generally accepted in their respective country of domicile. Certain adjustments and reclassifications have been incorporated into such financial statements to reconcile to accounting principles generally accepted in the U.S.

 (b) The Preparation of Consolidated Financial Statements and Registration with the U.S. Securities and Exchange Commission

     Advantest Corporation began listing on the New York Stock Exchange on September 17, 2001 (local time) by means of an issuance of American Depository Shares, and is registered with the U.S. Securities and Exchange Commission on Form 20-F (equivalent to the Annual Securities Report in Japan) since FY2001. In connection with the registration on Form 20-F, Advantest prepares consolidated financial statements in accordance with U.S. GAAP.

 (c) Scope of Consolidation and Application of the Equity Method

     Advantest's interim consolidated financial statements include financial statements of Advantest Corporation and its majority-owned subsidiaries. All significant transactions, credit and debt between consolidated companies have been eliminated.

     The following table sets forth the number of consolidated subsidiaries and equity method affiliates of Advantest:

     ------------------------------- ---------------------- -------------------- -----------------------
                                        FY2003 interim            FY2002
                                      (As of September 30,     (As of March 31,
                                             2003)                 2003)          Increase (decrease)
     ------------------------------- ---------------------- -------------------- -----------------------
               Domestic                        23                   21                        2
               --------------------- ---------------------- -------------------- -----------------------
               Overseas                        19                   20                       (1)
               --------------------- ---------------------- -------------------- -----------------------
     Consolidated subsidiaries                 42                   41                        1
     ------------------------------- ---------------------- -------------------- -----------------------
     Equity method affiliates                   0                    1                       (1)
     ------------------------------- ---------------------- -------------------- -----------------------
     Total                                     42                   42                        0
     ------------------------------- ---------------------- -------------------- -----------------------

     Changes in the scope of consolidation:

         Newly included (3):        Advantest RF Technologies *1
                                    Advantest Information Systems, Inc. *2
                                    Japan Engineering Co., Ltd. *3
         Excluded (2):              Advantest Instruments Co., Ltd. *4
                                    Advantest America Design Center, Inc.*5

     Changes in the scope of application of equity method:

           Excluded (1):              Japan Engineering Co., Ltd. *3

     *1 Advantest RF Technologies was established on April 1, 2003 as a subsidiary to develop measuring instruments.

     *2 Advantest Information Systems was established on July 1, 2003 by spinning off Advantest's information system operations.

     *3 Japan Engineering Co., Ltd., which used to be an equity method affiliate, issued new shares to Advantest on August 5, 2003 and became a consolidated subsidiary.

     *4 Advantest Instruments Co., Ltd. was merged into Advanelectron Co., Ltd. on July 1, 2003 as part of an initiative to consolidate Advantest's manufacturing operations. In addition, Advanelectron Co., Ltd. has changed its registered name to Advantest Manufacturing, Inc.

      *5   Advantest America Design Center, Inc. closed operation on June 30,
           2003.

 (d) Significant differences from the preparation of financial statements under Japanese GAAP

     Of the accounting principles, procedures and mode of presentation adopted by Advantest Corporation and its consolidated subsidiaries (collectively "Advantest"), the followings are the significant differences from the preparation of financial statements using the accounting principles, procedure and mode of presentation under Japanese GAAP:

           (i) Scope of consolidation and application of the equity method

                  The scope of consolidation and application of the equity method is determined based on percentage of voting rights. There was no difference than if the scope were determined using the control criteria or influence criteria.

           (ii) Appropriation of earnings

                  Earnings appropriated for officers' bonuses are accounted for under selling, general and administrative expenses.

           (iii) Accounting for lease transactions

                  Regarding significant lease transactions, plant, property and equipment and capital lease obligations are recognized if the lease is considered a capital lease under SFAS No. 13, "Accounting for Leases".

           (iv) Allowance for compensated absences

                  In accordance with SFAS No. 43, "Accounting for Compensated Absences", an allowance is provided for the right of employees to receive compensated absences in the future.

           (v) Accrued pension and severance cost

                  Accrued pension and severance cost is accounted for based on SFAS No. 87, "Employers' Accounting for Pensions". The transitional difference on adoption of this standard was retroactively recognized from the effective date of SFAS No. 87 and amortized over 15 years.

           (vi) Goodwill

                  In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", goodwill is no longer amortized, but instead is tested for impairment before impairment is recognized.

(Note 2) Description of Business and Summary of Significant Accounting Policies and Practices

     (a)  Description of Business

               Advantest Corporation (the "Company") and its subsidiaries (which, together with the Company, are collectively referred to as "Advantest") are engaged in the design, manufacture, and sale of automated test equipment for semiconductors. Advantest has a diverse product line that meets the needs of semiconductor manufacturers, as well as assembly and testhouses worldwide, for sophisticated systems that test the operation and performance of different types of semiconductors. Advantest equips its automated test equipment with sophisticated, yet easy-to-use, operating systems and testing software. Advantest supports its products and customers through a worldwide customer service network staffed by trained technical and maintenance personnel.

          Advantest also designs, manufactures, and sells standard and customized measuring instruments that are used by the communications, electric equipment and systems industries. These instruments are used by Advantest's customers to improve time-to-market, lower costs of manufacturing and improve the quality of their products.

          The Company was incorporated on December 2, 1954 under the name of Takeda Riken Industry Co., Ltd. as a limited liability, joint-stock company in Japan under the Commercial Code of Japan. Takeda Riken Industry Co., Ltd. changed its legal name to Advantest Corporation in 1985.

     (b)  Cash Equivalents

               Cash equivalents consist of deposits and certificates of deposit with an initial maturity of three month or less from the date of purchase. For purposes of the consolidated statements of cash flows, Advantest considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

     (c)  Inventories

               Inventories are stated at the lower of cost or market. Cost is determined using the average cost method.

     (d)  Investments in Affiliated Companies

               Investments in affiliated companies owned 20% to 50%, where Advantest exercises significant influence over their operating and financial policies, are accounted for on the equity method.

     (e)  Investment Securities

               Investment securities at September 30, 2002, September 30, 2003 and March 31, 2003 consist of equity securities. Advantest classifies its equity securities in one of two categories: trading or available-for-sale. Trading securities are bought and held principally for the purpose of selling them in the near term. All equity securities not included in trading are classified as available-for-sale.

               Trading and available-for-sale securities are recorded at fair value. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income (loss) until realized. Realized gains and losses from sale of available-for-sale securities are determined on a specific-identification basis.

               A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Dividend income is recognized when earned.

               As of September 30, 2002, September 30, 2003 and March 31, 2003, all equity securities held by Advantest are classified as available-for-sale.

     (f)  Derivative Financial Instruments

               Derivative financial instruments are accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133". SFAS No. 133, as amended, standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Under SFAS No. 133, as amended, entities are required to carry all derivative instruments in the consolidated balance sheets at fair value. The accounting for changes in the fair value (that is, gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding the instrument. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair values, cash flows, or foreign currencies. If the hedged exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income (loss) and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of the gain or loss are reported in earnings immediately. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change.

               The Company uses foreign exchange forward contracts to manage currency exposure, resulting from changes in foreign currency exchange rates, on trade accounts receivable. However, these contracts do not qualify for hedge accounting since they do not meet the hedging criteria specified by SFAS No. 133.

               Foreign exchange forward contracts generally have maturities of less than two months. These contracts are used to reduce Advantest's risk associated with exchange rate movements, as gains and losses on these contracts are intended to offset exchange losses and gains on underlying exposures. Changes in fair value of foreign exchange forward contracts are recognized in earnings under the caption of other income (expense).

               Advantest does not, as a matter of policy, enter into derivative transactions for the purpose of speculation.

     (g)  Property, Plant and Equipment

               Property, plant and equipment is stated at cost. Equipment under capital leases is stated at the present value of minimum lease payments.

               Depreciation is computed principally using the declining-balance method except for buildings and machinery and equipment under capital leases for the Company and its domestic subsidiaries and the straight-line method over estimated useful lives of the assets for foreign subsidiaries. Buildings are principally depreciated using the straight-line method over their estimated useful lives. Depreciation for machinery and equipment under capital leases is computed using the straight-line method over the lease term. The depreciation period for significant assets ranges from 15 years to 50 years for buildings, 4 years to 10 years for machinery and equipment, and 2 years to 5 years for furniture and fixtures.

               Depreciation expense was (Y)4,344 million, (Y)3,915 million and
          (Y)8,670 million in FY2002 interim, FY2003 interim, FY2002, respectively.

     (h)  Intangible Assets and Other Assets

               Intangible assets principally consist of licenses, goodwill and computer software for internal-use, including computer software under capital leases. Other assets consist of investments, security deposits and prepaid expenses, of which no one individual item was material to the consolidated financial statements of Advantest.

               Advantest capitalizes certain costs incurred to purchase or develop software for internal-use. Costs incurred to develop software for internal-use are expensed as incurred during the preliminary project stage, which includes costs for making strategic decisions about the project, determining performance and system requirements and vendor demonstration cost. Costs incurred subsequent to the preliminary project stage through implementation are capitalized. Advantest also expenses costs incurred for internal-use software projects in the post implement stage such as costs for training and maintenance.

               Costs incurred to develop software to be included with and sold as part of the Company's automated test equipment are capitalized subsequent to the attainment of technological feasibility in accordance with the provisions of SFAS No.86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed". To date, costs incurred subsequent to the attainment of technological feasibility have been insignificant and, therefore, have been charged directly to expense. Costs incurred prior to reaching technological feasibility are expensed as incurred.

               The cost of software is amortized straight-line over the estimated useful life, which is generally five years. The cost of computer software under capital leases is amortized straight-line over the lease term. The remaining weighted average life of software at September 30, 2003 is 2.0 years.

               Business combinations are accounted for using the purchase method in accordance with SFAS No. 141, "Business Combinations". Under SFAS No. 142, "Goodwill and Other Intangible Assets", goodwill is no longer amortized, but instead is tested for impairment at least annually. In addition, intangible assets with definite useful lives are amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". On the other hand, any intangible assets determined to have an indefinite useful life are not amortized, but instead are tested for impairment, same as goodwill.

     (i)  Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed
          Of

               Advantest accounts for long-lived assets in accordance with the provisions of SFAS No. 144. SFAS No. 144 requires that long-lived assets and certain identifiable intangibles with definite useful lives (other than nondepreciable assets) be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

     (j)  Accrued Warranty Expenses

               Advantest's products are generally subject to warranty, and Advantest provides an allowance for such estimated costs when product revenue is recognized. To prepare for future repairs during warranty periods, estimated repair expenses over the warranty period are accrued based on the historical ratio of actual repair expenses to corresponding sales.

     (k)  Accrued Pension and Severance Cost

               The Company and certain of its domestic subsidiaries have retirement and severance defined benefit plans covering substantially all of their employees. The benefits are based on years of service and the employee's compensation and vest after one year of service. Prior service cost that results from amendments to the plan is amortized over the average remaining service period of the employees expected to receive benefits. Unrecognized net gain and loss is also amortized over the average remaining service period of the employees expected to receive benefits.

               On August 1, 2003, Advantest and certain of its consolidated domestic subsidiaries received approval from the Minister of Health, Labor and Welfare to be exempted from obligation for benefits related to future employee service under the substitutional portion of its Employees' Pension Fund plans as part of the transfer of its Employees' Pension Fund plans to the Japanese government pursuant to the Defined Benefit Corporate Pension Law. Advantest and these consolidated domestic subsidiaries expect to recognize, upon completion of the transfer to the government of the substitutional portion, any loss or gains resulting therefrom in accordance with Emerging Issues Task Force Issue No. 03-2 (EITF 03-2), "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities". As a result, Advantest does not expect the transfer to have any effect on its results of this interim fiscal period or fiscal year 2003.

     (l)  Revenue Recognition

          Automated test equipment

               Revenue from sales of automated test equipment which require installation work is recognized when the related installation work is completed and the equipment is accepted by the customer. Revenue from sales of parts for automated test equipment such as backup boards, which do not require installation work by Advantest, is recognized upon shipment if the terms of the sale are free on board ("FOB") shipping point or upon delivery if the terms are FOB destination which coincide with the passage of title and risk of loss.

          Measuring instruments

               Revenue from sales of measuring instruments which do not require installation work by Advantest is recognized upon shipment if the terms of the sale are FOB shipping point and upon delivery if the terms are FOB destination. Revenue from sales of measuring instruments which require installation work is recognized when the related installation work is completed and the instrument is accepted by the customer. Advantest utilizes distributors to market certain of its measuring instruments which do not require installation work. Advantest recognizes revenues from sales of measuring instruments to distributors upon shipment or delivery of instruments to the distributors which coincide with the passage of title and risk of loss.

          Service fee

               Revenue from fixed-price, long-term service contracts is recognized on the straight-line basis over the contract term.

          Operating lease

               Revenue from operating leases is recognized on the straight-line basis over the lease term.

     (m)  Selling, general and administrative expenses

               Shipping and handling costs totaled (Y)398 million, (Y)419 million and (Y)774 million in FY2002 interim, FY2003 interim, FY2002, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

     (n)  Research and Development

               Research and development costs are expensed as incurred.

     (o)  Stock-Based Compensation

               Advantest applies the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, in accounting for its stock-based compensation plans. As such, stock-based compensation cost would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation", as amended by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123", establishes accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, Advantest has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123.

               Had Advantest determined stock-based compensation cost using the fair value-based method at the grant date for its stock options and warrants under SFAS No. 123, Advantest's net income (loss) and net income (loss) per share would have been reduced to the pro forma amounts indicated below:

                                                               Yen (Millions)
                                                          Except for per share data
                                        ---------------------------------------------------------
                                         FY2002 interim        FY2003 interim         FY2002
                                        -------------------  -------------------- ---------------
     Net income (loss):
        As reported                            ( 3,769)                2,453           (12,994)
        Deduct: stock-based employee
        compensation cost                      ( 2,592)             ( 1,941)           ( 2,592)
                                               --------             --------           --------
        Pro forma                              ( 6,361)                  512           (15,586)
                                               ========                  ===           ========

     Basic net income (loss) per share:
        As reported                            ( 38.21)                24.96           (131.99)
        Pro forma                              ( 64.49)                 5.21           (158.32)

    Diluted net income (loss) per share:
        As reported                            ( 38.21)                24.94           (131.99)
        Pro forma                              ( 64.49)                 5.20           (158.32)

               The per share weighted average fair value of stock options and warrants granted in FY2002 interim, FY2003 interim, FY2002 was
          (Y)3,526, \2,567 and (Y)3,526 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: FY2002 interim and FY2002 - expected dividend yield of 0.53%, risk-free interest rate of 0.6%, volatility of 67.8%, and an expected life of 4 years; FY2003 interim - expected dividend yield of 0.58%, risk-free interest rate of 0.6%, volatility of 69.5%, and an expected life of 4 years.

     (p)  Income Taxes

               Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (q)  Net Income (Loss) per Share

               Basic net income (loss) per share is calculated by dividing net income (loss) by the weighted average number of shares outstanding during the period. Diluted net income per share is calculated by dividing net income by the sum of the weighted average number of shares plus additional shares that would have been outstanding if potential dilutive shares had been issued for granted stock options and warrants.

               At September 30, 2002, September 30, 2003 and March 31, 2003, the Company had outstanding stock options and warrants exercisable into 1,477,500, 1,133,800 and 1,113,800 shares of common stock, respectively, which could potentially dilute net income per share in future periods.

     (r)  Translation of Foreign Financial Statements

               Foreign currency financial statements have been translated in accordance with SFAS No. 52, "Foreign Currency Translation". Under SFAS No. 52, the balance sheet accounts of non-Japanese subsidiaries, which are denominated in currencies other than the Japanese yen, are translated at rates of exchange prevailing at end of period. Revenue and expense accounts are translated at average rates of exchange in effect during the period. Resulting translation adjustments are included as a separate component of other comprehensive income (loss).

     (s)  Foreign Currency Transactions

               Assets and liabilities denominated in foreign currencies are translated at the applicable current rates on the balance sheet date. All revenue and expenses associated with foreign currencies are converted at the rates of exchange prevailing when such transactions occur. The resulting exchange gains or losses are reflected in other income (expense) in the accompanying consolidated statements of income.

     (t)  Use of Estimates

               Management of Advantest has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Significant items subject to such estimates and assumptions include valuation allowances for trade accounts receivables, inventories and deferred tax assets, and assets and obligations related to employees retirement and severance plans. Actual results could differ from those estimates.

     (u)  Reclassifications

               Certain reclassifications have been made to the consolidated financial statements for FY2002 interim and FY2002 to conform to the presentation used for FY2003 interim.

     (v)  New Accounting Standards

               In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. Advantest adopted the provisions of SFAS No. 143 on April 1, 2003. The effect on Advantest's consolidated financial statements is insignificant.

               In December 2002, EITF reached a final consensus on Issue No. 00-21 ("EITF 00-21"), "Revenue Arrangements with Multiple Deliverables". EITF 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying EITF 00-21, separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and should, therefore, be evaluated as a single arrangement in considering whether there are one or more units of accounting. That presumption may be overcome if there is sufficient evidence to the contrary. EITF 00-21 also addresses how consideration should be measured and allocated to the separate units of accounting in the arrangement. Advantest adopted the provisions of EITF 00-21 for the transactions entered into on and after July 1, 2003. The effect on Advantest's consolidated financial statements is insignificant.

  (Note 3)  Trade accounts receivable

     The allowance for doubtful accounts was deducted from trade accounts receivable was (Y)476 million, (Y)2,214 million and (Y)1,240 million as of September 30, 2002, September 30, 2003 and March 31, 2003, respectively.

  (Note 4)  Property, Plant and Equipment

     Property, plant and equipment is composed of the following:

                                                                       Yen (Millions)
                                              -----------------------------------------------------------------

                                                September 30, 2002     September 30, 2003     March 31, 2003
                                              -----------------------------------------------------------------

   Land                                                    18,480                  19,189             18,666
   Buildings                                               50,882                  50,931             50,780
   Machinery and equipment                                 25,757                  25,639             25,446
   Furniture and fixtures                                  27,308                  26,470             26,638
   Construction in progress                                 1,097                     641                929
                                              ---------------------- ------------------------------------------

                                                          123,524                 122,870            122,459
   Less accumulated depreciation                           65,774                  69,182             67,028
                                              ---------------------- ------------------------------------------

                                                           57,750                  53,688             55,431
                                              ---------------------- ------------------------------------------


  (Note 5)  Investment Securities

     Marketable securities consist of equity securities with an aggregate fair value of (Y)1,939 million, (Y)2,938 million and (Y)1,327 million, gross unrealized gains, which are determined based on the specific-identification method, of (Y)298 million, (Y)1,099 million and (Y)182 million, gross unrealized losses of (Y)265 million, (Y)7 million and (Y)28 million, and acquisition cost of (Y)1,906 million, (Y)1,846 million and (Y)1,173 million, each as of September 30, 2002, September 30, 2003 and March 31, 2003, respectively.

     Gross realized gains was (Y)174 million in FY2003 interim. Gross realized losses were (Y)148 million, (Y)774 million and (Y)1,876 million in FY2002 interim, FY2003 interim and FY2002, respectively.

     Advantest maintains long-term investment securities, included in marketable securities and other investments, issued by nonpublic companies, which are recorded at cost. In addition, the fair values of such securities were not readily determinable.

(Note 6)  Derivative Financial Instruments

     Derivative financial instruments are utilized by Advantest primarily to reduce foreign currency exchange risk. Advantest does not hold or issue financial instruments for trading purposes. Advantest generally does not require or place collateral for these financial instruments.

     Derivative financial instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreements. However, Advantest minimizes risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. Management of Advantest does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any losses due to counterparty default on its obligations.

     At September 30, 2002, Advantest had foreign exchange forward contracts to receive Japanese yen for U.S. dollars. The notional amounts of these contracts were (Y)714 million at September 30, 2002. At September 30, 2003, Advantest had foreign exchange forward contracts to receive Euro for Japanese yen. The notional amounts of these contracts were (Y)300 million at September 30, 2003. The fair values of these contracts at September 30, 2002 and September 30, 2003 are shown in note 7 to the interim consolidated financial statements. These contracts do not qualify for hedge accounting since they do not meet the hedging criteria specified by SFAS No. 133. Changes in the fair values are recognized in earnings under the caption of other income (expense).

(Note 7)  Fair Value of Financial Instruments

     The following table presents the carrying amounts and estimated fair values of Advantest's financial instruments. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

                                                                        Yen (Millions)
                                               -----------------------------------------------------------------

                                                September 30, 2002    September 30, 2003      March 31, 2003
                                               ------------------------------------------- ---------------------

                                                Carrying     Fair     Carrying    Fair     Carrying     Fair
                                                 amount     value      amount     value     amount      value
                                               ------------------------------------------- ---------- ----------
   Financial assets:
      Investment securities for which it is:
        Practicable to estimate fair value         1,939      1,939      2,938     2,938      1,327      1,327
        Not practicable to estimate fair value     5,347      5,347      4,542     4,542      5,010      5,010

   Financial liabilities:
      Foreign exchange forward contracts              20         20         15        15          -          -
      Long-term debt including current            26,890     27,532     26,847    27,556     26,869     27,415
      installments

     The carrying amounts shown in the table are included in the consolidated balance sheets under the indicated captions.

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

     Cash and cash equivalents, trade accounts receivable, other current assets, trade accounts payable, and accrued expenses (nonderivatives): The carrying amounts approximate fair value because of the short maturity of these instruments.

     Investment securities: The fair values of equity investments are based on quoted market prices at the reporting date for those investments. It was not practicable to estimate the fair value of nonpublic companies; those investments are carried at their original cost.

     Long-term debt: The fair value of Advantest's long-term debt is estimated by discounting the future cash flows of each instrument at rates currently offered to Advantest for similar debt instruments of comparable maturities by financial institutions.

(Note 8)  Leases -- Lessor

     Advantest provides leases that enable its customers to acquire automated test equipment. All leases are classified as operating leases. Lease terms range from 1 year to 5 years, and certain of the lease agreements are cancelable. The gross amount of machinery and equipment and the related accumulated depreciation on operating leases as of September 30, 2002, September 30, 2003 and March 31, 2003 were as follows:

                                                                        Yen (Millions)
                                               -----------------------------------------------------------------

                                                September 30, 2002     September 30, 2003      March 31, 2003
                                               ---------------------- ---------------------- -------------------

     Machinery and equipment                                 6,851                  5,275               8,174
     Less accumulated depreciation                           2,370                  2,157               3,101
                                               ---------------------- ---------------------- -------------------

                                                             4,481                  3,118               5,073
                                               ---------------------- ---------------------- -------------------


     Depreciation and amortization of assets held under operating leases are included with depreciation and amortization expense.

     These assets are included in Property, plant and equipment.

     Future minimum rental income from equipment on noncancelable operating leases as of September 30, 2002, September 30, 2003 and March 31, 2003 is as follows:

                                         Yen (Millions)                                        Yen (Millions)
                                ---------------------------------
                                                                                               ----------------
    1 year ending September      September 30,       September    Year ending March 31,        March 31, 2003
    30,                               2002           30, 2003
                                -----------------  --------------                              ----------------

    2003                                 1,120              --    2004                                 1,073
    2004                                   415           1,021    2005                                   301
    2005                                    79             302    2006                                   119
    2006                                     6             148    2007                                    65
    2007                                     1              50
    2008                                    --               2
                                -----------------  --------------                              ----------------

    Total minimum lease income           1,621           1,523    Total minimum lease income           1,558
                                -----------------  --------------                              ----------------

(Note 9)  Leases - Lessee

     Advantest has several noncancelable operating leases, primarily for computer and office equipment that expire over the next five years. Rent expense, including rental payments for cancelable leases, for FY2002 interim, FY2003 interim and FY2002 was (Y)790 million, (Y)663 million and (Y)1,638 million, respectively.

     Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of September 30, 2002, September 30, 2003 and March 31, 2003 are as follows:

                                            Yen (Millions)                                        Yen (Millions)
                                   --------------------------------------                        -----------------
    1 year ending September 30,     September 30,     September 30,     Year ending March 31,     March 31, 2003
                                         2002              2003
                                   -----------------  ---------------                            -----------------

    2003                                      387               --      2004                                377
    2004                                      305              343      2005                                335
    2005                                      281              310      2006                                302
    2006                                      251              255      2007                                225
    2007                                      243               65      2008                                 54
    2008                                       54                7      2009                                  8
                                   -----------------  ---------------                            -----------------

    Total minimum lease                     1,521              980      Total minimum lease               1,301
    payments                                                            payments
                                   -----------------  ---------------                            -----------------

(Note 10)  Assets Pledged as Collateral and Secured Liabilities


     At September 30, 2002, September 30, 2003 and March 31, 2003, property, plant and equipment with a carrying amount of (Y)421 million, (Y)409 million and
(Y)415 million was pledged as collateral for certain debt obligations in the amount of (Y)60 million, (Y)46 million and (Y)53 million, respectively.

(Note 11)  Other Comprehensive Income (Loss)


     The accumulated balances for each classification of other comprehensive income (loss) are as follows:

                                                                        Yen (Millions)
                                                 -------------------------------------------------------------
                                                                        FY2002 interim
                                                 -------------------------------------------------------------
                                                  Foreign currency      Net unrealized     Accumulated other
                                                     translation           gains on          comprehensive
                                                     adjustments          securities         income (loss)
                                                 -------------------- -------------------  -------------------
    Balance at beginning of period                         (1,196)                  12              (1,184)

    Change during the period                               (2,677)               (109)              (2,786)
    Reclassification adjustments for realized                   --                  72                   72
    portion
                                                 -------------------- -------------------  -------------------

                                                           (2,677)                (37)              (2,714)
                                                 -------------------- -------------------  -------------------

    Balance at end of period                               (3,873)                (25)              (3,898)
                                                 -------------------- -------------------  -------------------


                                                                        Yen (Millions)
                                                 -------------------------------------------------------------
                                                                        FY2003 interim
                                                 -------------------------------------------------------------
                                                  Foreign currency      Net unrealized     Accumulated other
                                                     translation           gains on          comprehensive
                                                     adjustments          securities         income (loss)
                                                 -------------------- -------------------  -------------------
    Balance at beginning of period                         (4,111)                  56              (4,055)

    Change during the period                               (2,377)                 559              (1,818)
    Reclassification adjustments for realized                   --                  --                   --
    portion
                                                 -------------------- -------------------  -------------------

                                                           (2,377)                 559              (1,818)
                                                 -------------------- -------------------  -------------------

    Balance at end of period                               (6,488)                 615              (5,873)
                                                 -------------------- -------------------  -------------------

                                                                        Yen (Millions)
                                                 -------------------------------------------------------------
                                                                            FY2002
                                                 -------------------------------------------------------------
                                                  Foreign currency      Net unrealized     Accumulated other
                                                     translation           gains on          comprehensive
                                                     adjustments          securities         income (loss)
                                                 -------------------- -------------------  -------------------
    Balance at beginning of year                           (1,196)                  12              (1,184)

    Change during the year                                 (2,915)               (159)              (3,074)
    Reclassification adjustments for realized                   --                 203                  203
    portion
                                                 -------------------- -------------------  -------------------

                                                           (2,915)                  44              (2,871)
                                                 -------------------- -------------------  -------------------

    Balance at end of year                                 (4,111)                  56              (4,055)
                                                 -------------------- -------------------  -------------------


     The related tax effects allocated to each component of other comprehensive income (loss) are as follows:

                                                                        Yen (Millions)
                                                 -------------------------------------------------------------
                                                                        FY2002 interim
                                                 -------------------------------------------------------------
                                                  Before-tax amount     Tax (expense)          Net-of-tax
                                                                          or benefit             amount
                                                 -------------------- -------------------  -------------------
    Foreign currency translation adjustments               (2,677)                  --              (2,677)
    Net unrealized gains on securities:
        Net unrealized gains arising during                  (179)                  70                (109)
        the period
        Less reclassification adjustments for                  123                (51)                   72
        net gains realized in earnings
                                                 -------------------- -------------------  -------------------

        Net unrealized gains                                  (56)                  19                 (37)
                                                 -------------------- -------------------  -------------------

    Other comprehensive income (loss)                      (2,733)                  19              (2,714)
                                                 -------------------- -------------------  -------------------

                                                                        Yen (Millions)
                                                 -------------------------------------------------------------
                                                                        FY2003 interim
                                                 -------------------------------------------------------------
                                                  Before-tax amount     Tax (expense)          Net-of-tax
                                                                          or benefit             amount
                                                 -------------------- -------------------  -------------------
    Foreign currency translation adjustments               (2,377)                  --              (2,377)
    Net unrealized gains on securities:
        Net unrealized gains arising during                    929               (370)                  559
        the period
        Less reclassification adjustments for                   --                  --                   --
        net gains realized in earnings
                                                 -------------------- -------------------  -------------------

        Net unrealized gains                                   929               (370)                  559
                                                 -------------------- -------------------  -------------------

    Other comprehensive income (loss)                      (1,448)               (370)              (1,818)
                                                 -------------------- -------------------  -------------------


                                                                        Yen (Millions)
                                                 -------------------------------------------------------------
                                                                            FY2002
                                                 -------------------------------------------------------------
                                                  Before-tax amount     Tax (expense)          Net-of-tax
                                                                          or benefit             amount
                                                 -------------------- -------------------  -------------------
    Foreign currency translation adjustments               (2,915)                  --              (2,915)
    Net unrealized gains on securities:
        Net unrealized gains arising during                  (266)                 107                (159)
        the year
        Less reclassification adjustments for                  340               (137)                  203
        net gains realized in earnings
                                                 -------------------- -------------------  -------------------

        Net unrealized gains                                    74                (30)                   44
                                                 -------------------- -------------------  -------------------

    Other comprehensive income (loss)                      (2,841)                (30)              (2,871)
                                                 -------------------- -------------------  -------------------

(Note 12)  Operating Segment and Geographic Information


     (Operating Segment Information)

     In accordance with SFAS No. 131, Advantest has two operating and reportable segments, which are the design, manufacturing, and marketing of automated test equipment and measuring instruments. These operating segments are determined based on the nature of the products and the markets. Automated test equipment is used to confirm that a semiconductor functions properly during the semiconductor manufacturing process at sites of manufactures of semiconductor or test houses. Automated test equipment consists of semiconductor test systems, test handlers or probers, semiconductor device interfaces and software. Test handlers or probers, semiconductor device interfaces and software are always with or incorporated in automated test equipment. Measuring instruments are used primarily by manufacturers of equipment and components and service providers of the fiber optic communications industry, the wireless communications industry and the electronics industry. Fundamental research and development activities and headquarters functions are represented by Corporate.

     Operating segment information in FY2002 interim, FY2003 interim and FY2002 are as follows:

                                                                      Yen (Millions)
                                           ---------------------------------------------------------------------
                                            Automated test       Measuring        Corporate         Total
                                               equipment        instruments
                                           ------------------ ----------------  -------------- -----------------
   FY2002 interim
   Net sales to unaffiliated customers             35,124            5,989              --            41,113
   Operating income (loss)                          (256)          (3,075)         (3,624)           (6,955)

                                                                      Yen (Millions)
                                           ---------------------------------------------------------------------
                                            Automated test       Measuring        Corporate         Total
                                               equipment        instruments
                                           ------------------ ----------------  -------------- -----------------
   FY2003 interim
   Net sales to unaffiliated customers             56,200            6,086              --            62,286
   Operating income (loss)                         10,498          (2,004)         (4,055)             4,439

                                                                      Yen (Millions)
                                           ---------------------------------------------------------------------
                                            Automated test       Measuring        Corporate         Total
                                               equipment        instruments
                                           ------------------ ----------------  -------------- -----------------
   FY2002
   Net sales to unaffiliated customers             84,910           12,830              --            97,740
   Operating income (loss)                            465          (7,939)         (9,269)          (16,743)

     Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

     (Geographic Segment Information)

     Net sales to unaffiliated customers in FY2002 interim, FY2003 interim and FY2002 are as follows:

                                                Yen (Millions)
                      ---------------------------------------------------------
                       FY2002 interim       FY2003 interim         FY2002
                      ----------------- ----------------------- ---------------

  Japan                        17,485                  24,819          38,873
  North America                 4,045                   3,879           8,666
  Europe                        3,870                   4,514           8,940
  Asia                         15,713                  29,074          41,261
                      ----------------- ----------------------- ---------------
  Total                        41,113                  62,286          97,740
                      ----------------- ----------------------- ---------------


      (Note) 1. Net sales from unaffiliated customers are based on the customer's location.

              2. Each of the segments include primarily the following countries or regions:

                 (1) North America      U.S., Canada
                 (2) Europe             Italy, Germany, Portugal, etc.
                 (3) Asia               South Korea, Taiwan, China, etc.

     The following table sets forth the net sales and operating income in FY2002 interim, FY2003 interim and FY2002, classified by location of office from which product was shipped. This information is provided as supplement information in addition to the requirements of SFAS No. 131 in consideration of the disclosure requirements under the Securities Exchange Law of Japan.

                                                            (In millions of yen)

---------------------------------------------------------------------------------------------------------------------
                                                                  FY2002 interim
                                                              April 1, 2002 through
                                                               September 30, 2002
---------------------------------------------------------------------------------------------------------------------
                                 Japan      North        Europe       Asia        Total    Elimination
                                            America                                            and       Consolidated
                                                                                            corporate
---------------------------------------------------------------------------------------------------------------------
  Net sales
  (1)Sales to unaffiliated        23,669       6,501       4,473        6,470      41,113           -       41,113
     customers
  (2)Inter-segment                11,177       1,305         203        1,363      14,048    (14,048)            -
---------------------------------------------------------------------------------------------------------------------
            Total                 34,846       7,806       4,676        7,833      55,161    (14,048)       41,113
---------------------------------------------------------------------------------------------------------------------
  Operating expenses              39,890       8,206       4,456        6,818      59,370    (11,302)       48,068
---------------------------------------------------------------------------------------------------------------------
  Operating income (loss)        (5,044)       (400)         220        1,015     (4,209)     (2,746)      (6,955)
---------------------------------------------------------------------------------------------------------------------

                                                            (In millions of yen)

---------------------------------------------------------------------------------------------------------------------
                                                                  FY2003 interim
                                                              April 1, 2003 through
                                                               September 30, 2003
---------------------------------------------------------------------------------------------------------------------
                                 Japan      North        Europe       Asia        Total    Elimination
                                            America                                            and       Consolidated
                                                                                            corporate
---------------------------------------------------------------------------------------------------------------------
  Net sales
  (1)Sales to unaffiliated        36,269      10,140       5,855       10,022      62,286          --       62,286
     customers
  (2)Inter-segment                18,682       1,120         301        1,808      21,911    (21,911)           --
---------------------------------------------------------------------------------------------------------------------
            Total                 54,951      11,260       6,156       11,830      84,197    (21,911)       62,286
---------------------------------------------------------------------------------------------------------------------
  Operating expenses              50,005      10,988       5,259       10,960      77,212    (19,365)       57,847
---------------------------------------------------------------------------------------------------------------------
  Operating income (loss)          4,946         272         897          870       6,985     (2,546)        4,439
---------------------------------------------------------------------------------------------------------------------

                                                            (In millions of yen)

---------------------------------------------------------------------------------------------------------------------
                                                                      FY2002
                                                              April 1, 2002 through
                                                                  March 31, 2003
---------------------------------------------------------------------------------------------------------------------
                                 Japan      North        Europe       Asia        Total    Elimination
                                            America                                            and       Consolidated
                                                                                            corporate
---------------------------------------------------------------------------------------------------------------------
  Net sales
  (1)Sales to unaffiliated        53,622      15,443      11,112       17,563      97,740          --       97,740
     customers
  (2)Inter-segment                29,373       2,455         401        2,990      35,219    (35,219)           --
---------------------------------------------------------------------------------------------------------------------
            Total                 82,995      17,898      11,513       20,553     132,959    (35,219)       97,740
---------------------------------------------------------------------------------------------------------------------
  Operating expenses              94,399      18,627      10,285       19,311     142,622    (28,139)      114,483
---------------------------------------------------------------------------------------------------------------------
  Operating income (loss)       (11,404)       (729)       1,228        1,242     (9,663)     (7,080)     (16,743)
---------------------------------------------------------------------------------------------------------------------

(Notes)   1.   Geographical segments are organized by physical proximity of countries or regions.

          2. Each of the geographical segments includes primarily the following countries or regions:
               (1) North America        U.S.
               (2) Europe               Germany, France, etc.
               (3) Asia                 South Korea, Taiwan, Singapore, etc.

          3. General corporate operating expenses included under "Elimination and corporate" were (Y)3,683 million in FY2002 interim, (Y)4,172 million in FY2003 interim and (Y)9,281 million in FY2002. They consist primarily of expenses for basic research and costs of the administrative operations of the headquarters.

(Note 13)  Per Share Data

     The following table sets forth the computation of basic and diluted net income (loss) per share and cash dividends per share as of September 30, 2002, September 30, 2003 and March 31, 2003.


                                               FY2002 interim      FY2003 interim       FY2002
                                               ------------------ -----------------------------------

      Numerator:
           Net income (loss)                           (3,769)               2,453        (12,994)   million
                                               ------------------ -----------------------------------

      Denominator:
           Basic weighted average shares            98,638,828          98,245,709      98,445,111    shares
           Dilutive effect of exercise of
           stock options and warrants                       --             101,630              --    shares
                                               ------------------ -----------------------------------

      Diluted weighted average shares               98,638,828          98,347,339      98,445,111    shares
                                               ------------------ -----------------------------------

      Basic net income (loss) per share                (38.21)               24.96        (131.99)     yen
      Diluted net income (loss) per share              (38.21)               24.94        (131.99)     yen
                                               ------------------ -----------------------------------

      Net assets per share                            2,260.02            2,140.61        2,144.23     yen
                                               ------------------ -----------------------------------

      Cash dividends per share                           20.00               15.00           30.00     yen
                                               ------------------ -----------------------------------

     Cash dividends per share are computed based on dividends declared with respect to earnings for the periods.


      (2)  Other information
           Not applicable.